UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________ to __________________

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Audited Financial Statements
and Supplemental Schedule

Boston Scientific Corporation
401(k) Retirement Savings Plan

Year ended December 31, 2007

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to the Financial Statements	4-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Administrative and Investment Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 23, 2008

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2007	2006

Assets
Investments (at fair value)	$902,726,335	$829,374,528
Receivables:
Participant contributions	2,113,301	1,995,760
Employer contribution	5,183,854	5,084,094
Total receivables	7,297,155	7,079,854

Net assets reflecting all investments at fair value	910,023,490	836,454,382

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(705,239)	827,739

Net assets available for plan benefits	$909,318,251	$837,282,121

See notes to the financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income:
Dividends	$43,314,760
Interest	5,274,984
48,589,744

Contributions:
Participants	69,863,325
Employer	48,532,233
Participant rollovers	5,750,786
124,146,344

Assets transferred in	1,435,635

Total additions	174,171,723

Deductions from net assets attributed to:

Benefits paid to participants	75,246,457
Net depreciation in fair value of investments	26,830,072
Service fees	59,064

Total deductions	102,135,593

Net increase	72,036,130

Net assets available for plan benefits:

Beginning of year	837,282,121
End of year	$909,318,251

See notes to the financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2007

1.    DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the “Company”) 401(k) Retirement Savings Plan, as amended (the “Plan”), provides only general information.  Participants should refer to the Summary Plan Description and the Plan documents for a more complete description of the Plan’s provisions. Copies of these documents are available from the 401(k) Plan Administrative and Investment Committee (the “Committee”).  Capitalized terms used in this description shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed thirty days of service and have attained eighteen years of age.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In March 2006, the assets of the Advanced Bionics Corporation 401(k) Plan, CryoVascular Systems Inc. 401(k) Plan, and Rubicon Medical 401(k) Plan were merged into the Plan.  The total assets that transferred into the Plan amounted to $25,350,767.

In December 2007, Boston Scientific announced its intention to divest certain of its non-strategic businesses, and in December 2007, the Plan was amended to give the Committee the discretion to allow the affected employees of each divested business to roll over their 401(k) loans and underlying accounts assets to their new employer’s 401(k) plan.  Also, Eligible Employees as of December 31, 2007 became fully vested in the 2004 special one-time contribution made by the Company.

Contributions
An Eligible Employee may contribute between 1% and 25% of his or her Pre-tax Annual Compensation, up to established federal limits indexed annually. Effective January 1, 2007, the Plan was amended to permit an after-tax contribution feature ("Roth"). If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. In addition, a Participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year.

Effective January 1, 2007, an Eligible Employee who first completes an Hour of Service with a Participating Employer and who would otherwise have been Eligible to make Elective Deferrals but did not, would be automatically enrolled on the first Entry Date on which an “Automatic Compensation Reduction Authorization” is in effect. This feature automatically enrolls each Participant into the Plan at a default rate of 2%.  The amount of the reduction in an Eligible Employee’s Compensation under an “automatic compensation reduction authorization” ranges from 2% in the first Plan Year to 6% in the fifth plan year in which the automatic compensation is in effect.  Participants receive advance notice of their right to elect out of making contributions and are permitted to stop or change their contributions at any time.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2007

1.    DESCRIPTION OF THE PLAN (CONTINUED)

Effective January 1, 2005, the Company’s matching contribution is equal to (i) 200% of the elective pre-tax contributions made on behalf of the Participant for the period which do not exceed 2% of the Participant’s compensation for such period, plus (ii) 50% of the elective pre-tax contributions made on behalf of the Participant for the period which exceed 2% but do not exceed 6% of the Participant’s compensation.

At the discretion of the Company’s Board of Directors, the Company may make additional discretionary contributions to the Plan. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year).  No additional discretionary contribution was made for 2007 or 2006.

On September 24, 2004, the Board of Directors approved an enhancement to the Plan that provided for a one-time discretionary contribution to the Plan for Eligible Employees as defined in Amendment No. 3 to the Plan.  The contribution was equal to the Participant’s years of service as of December 31, 2004 multiplied by three percent of the Participant’s eligible 2004 compensation, with a maximum contribution of $41,000.  All contributions fully vest after five years of eligible service (20% vesting after each year).  The total contribution was equal to $112,834,458, of which $97,691,282 was deposited to the Plan in 2005 based on established federal limits.  The excess contribution was credited to a non-qualified plan.

The Plan includes a common stock fund feature that included the common stock of the Company and Pfizer Inc. The Pfizer common stock was transferred from the Pfizer Savings and Investment Plan on behalf of former employees of Schneider Worldwide, which the Company acquired in September 1998.  No additional contributions can be made to the Pfizer Common Stock Fund, and earnings within this fund are allocated in accordance with the Participant’s current investment elections under the Plan.  A Participant can transfer amounts out of the Pfizer Common Stock Fund to other investment funds within the Plan.

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds.  Each Participant’s account is credited with the Participant’s contribution, the Company’s contribution, and an allocation of the earnings and losses for the Participant’s particular investment funds. Each Participant is fully vested in his or her account, except as discussed above regarding discretionary contributions.

 Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.    DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance.  Loan terms range up to five years in most instances, or up to ten years for the purchase of a primary residence.  However, participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans.  Loans are secured by the balance in the Participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through automatic payroll deductions.

Effective January 1, 2006, the number of loans permitted to be outstanding per Participant has been reduced to one.  All outstanding loans as of December 31, 2005 were grandfathered, and only new loan requests made on or after January 1, 2006 are subject to this rule.

Payment of Benefits
All benefit payments are made in the form of a lump-sum distribution equal to the value of the Participant’s account, whether as cash distributions or rollovers. If a terminated Participant’s account is valued at and remains in excess of $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as defined in the Plan.

Effective January 1, 2006, the Plan was amended to reduce the number of permitted Financial Hardship withdrawals from four to two per calendar year. Effective January 1, 2007, the number of Financial Hardship withdrawals was reduced to one per year.

Participants may make withdrawals for any reason after attaining age 59 ½. Disabled Participants, as defined in the Company’s group long-term disability contract, are allowed to take withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from Participant’s after-tax and rollover accounts for any reason.

Forfeitures
At December 31, 2007 and 2006, forfeited non-vested accounts totaled $2,132,462 and $1,711,885, respectively. The increase during 2007 is due to forfeitures relating to the one-time discretionary contribution.  These amounts will be used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. Employer contributions were not reduced by forfeited non-vested accounts in 2007 or 2006.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination, the participants will become fully vested in their account.

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year.  Participant notes receivable are valued at cost, which approximates fair value.

Vanguard Retirement Savings Trust is a common collective trust (“CCT”) fund which invests in fully benefit-responsive contracts.  The fair value of the traditional guaranteed investment contracts in the CCT is based on the discounted expected future cash flows for each contract.  The fair value of the wrapper contracts in the CCT is based on re-bid rates for those same contracts.  The fair value of the mutual funds in the CCT is based on quoted market prices.  Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest.  The fair value of the CCT is adjusted to contract value, in accordance with the FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurement” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3.      INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets.

	December 31,
	2007	2006

Mutual Funds:
Vanguard 500 Index Fund Investor Shares	$150,763,243	$141,589,359
Vanguard International Growth Fund	117,145,837	89,829,791
Vanguard Wellington Fund Investor Shares	109,890,295	95,381,059
Vanguard Growth Index Fund Investor Shares	90,488,675	76,665,824
Vanguard Windsor II Fund Investor Shares	89,365,535	83,288,037
Boston Scientific Corporation Common Stock Fund	75,616,050	107,145,255
Vanguard Mid-Cap Growth Fund	64,040,566	47,439,879
Vanguard Total Bond Market Index Fund	54,473,399	43,162,805

Common Collective Trust Fund:
Vanguard Retirement Savings Trust	$93,205,937	$86,019,826

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $26,830,072 as follows:

Mutual funds	$9,537,685
Common stock	(36,367,757)
Net depreciation in fair value of investments	$26,830,072)

4.    TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”).  Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4.    TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

5.    RISKS AND UNCERTAINTIES

The Plan and its Participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

6.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006:

	December 31,
	2007	2006

Net assets available for plan benefits per the financial
statements	$909,318,251	$837,282,121
Adjustment from fair value to contract
value for fully benefit responsive
investment contracts	705,239	(827,739)
Deemed distributions	(136,724)	(2,172)
Net assets available for plan benefits per Form 5500	$909,886,766	$836,452,210

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

8.    SUBSEQUENT EVENTS

During 2007, the Company determined that its Auditory, Cardiac Surgery, Vascular Surgery, Fluid Management and Venous Access businesses were no longer strategic to ongoing operations.  Therefore, the Company initiated the process to sell these businesses in 2007, and completed the sale of these businesses in the first quarter of 2008.  The affected employees were given the option to transfer their existing 401(k) loans to their new companies’ 401(k) plan.  Total participant loans transferred out of the Plan amounted to $1,412,404.

In June 2008, the assets of Guidant Employee Savings and Stock Ownership Plan, which totaled approximately $800,000,000, were merged into the Plan.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

		Current
Identity of Issue	Shares or Units	Value

Mutual Funds:
* Vanguard Group:
500 Index Fund Investor Shares	1,115,525	$150,763,243
International Growth Fund	4,719,816	117,145,837
Wellington Fund Investor Shares	3,368,801	109,890,295
Growth Index Fund Investor Shares	2,723,102	90,488,675
Windsor II Fund Investor Shares	2,858,782	89,365,535
Mid-Cap Growth Fund	3,469,153	64,040,566
Total Bond Market Index Fund	5,361,555	54,473,399
T. Rowe Price Small-Cap Stock Fund-Advisor Class	1,096,563	33,149,092

*Common Collective Trust Fund:
Vanguard Retirement Savings Trust	92,500,698	93,205,937

* Boston Scientific Corporation Common Stock Fund	6,501,810	75,616,050

Pfizer Common Stock Fund	245,258	5,574,707

* Participants’ notes receivable 5.00% - 10.00%		19,012,999

		$902,726,335

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Date June 23, 2008	By:	/s/ Richard Duffy
Richard Duffy
Member, 401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Auditors